

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 25, 2021

BY EMAIL

Robert G. Jones, Esq.
Arch Resources, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

      Re: <u>Arch Resources, Inc., File No. 812-15085</u>

Dear Mr. Jones:

      By Form APP-WD filed with the Securities and Exchange Commission on April 30, 2021, you requested that the above-captioned application, filed on December 20, 2019 under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

            Sincerely,

            /s/ *Holly Hunter-Ceci*

            Holly Hunter-Ceci
            Assistant Chief Counsel

cc: Kyle R. Ahlgren, Esq.
       Division of Investment Management

       Nabil Sabki, Esq.
       Latham & Watkins LLP